PINE VALLEY REPORTS ON EXTENSION OF CREDITOR PROTECTION ORDER

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, February 5, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the BC Supreme Court has granted a further extension of the order in favour of the Company and its subsidiaries under the Companies’ Creditors Arrangement Act (Canada) first granted October 20, 2006 (the “Order”).  The extension will enable the Company and its subsidiaries to pursue a transaction which would form the basis for a Plan of Arrangement to its creditors.  The Order, as extended, will remain in effect for a period ending April 13, 2007, during which time creditors and other third parties will continue to be stayed from terminating agreements with Pine Valley and its subsidiaries or otherwise taking steps against Pine Valley and its subsidiaries.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com